Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131045
PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated April 19, 2007)
HEALTH FITNESS CORPORATION
6,681,000 Shares of Common Stock
     This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus dated April 19, 2007 (as previously supplemented by the prospectus supplements dated May 15, 2007, May 21, 2007, May 22, 2007 and June 5, 2007, collectively, the “Prospectus”) relating to the offer and sale from time to time by the selling shareholders identified in the Prospectus of up to 6,681,000 shares of the common stock of Health Fitness Corporation. We will not receive any of the proceeds from the sale of the common stock covered by the Prospectus.
     On August 13, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K with respect to the appointment of Senator David F. Durenberger as a director.
     The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.
     Investing in our common stock is speculative and involves risk. You should read the section entitled “Risk Factors” beginning on page 10 of our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in the Prospectus, for a discussion of certain risk factors you should consider before investing in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 5. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is August 13, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 9, 2007
Health Fitness Corporation
(Exact name of Registrant as Specified in its Charter)
Minnesota
(State or Other Jurisdiction of Incorporation)

0-25064 (Commission File Number)	41-1580506 (IRS Employer Identification No.)
3600 American Boulevard W., Suite 560
Minneapolis, Minnesota 55431
(Address of Principal Executive Offices and Zip Code)
(952) 831-6830
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
5.02(d)
Item 8.01 Other Events.
Item 9.01 Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
5.02(d)
On August 13, 2007, Health Fitness Corporation (the “Company”) announced that former U.S. Senator David F. Durenberger was appointed to its board of directors, effective on August 9, 2007. At this time, the board of directors has not determined board committee memberships for Senator Durenberger.
Senator Durenberger was not appointed to the Company’s board of directors pursuant to any arrangement or understanding between them and any other person. Senator Durenberger has not been a party to, nor has he had a direct or indirect material interest in, any transaction with the Company during our current or preceding fiscal year, nor is there any currently proposed transaction. In connection with his service as a director, Senator Durenberger will participate in the Company’s Board of Directors Compensation Plan. Accordingly, Senator Durenberger has received a fully vested grant of 20,000 shares of the Company’s Common Stock. Senator Durenberger also received a fully vested, non-qualified stock option grant of 15,000 shares under our Amended and Restated 2005 Stock Option Plan, with an exercise price equal to $2.90 per share, the fair market value of the Company’s Common Stock on the grant date. The option has a term of six years, subject to earlier termination following Senator Durenberger’s cessation of board service.
Item 8.01 Other Events.
On August 13, 2007, the Company issued a press release announcing the appointment of Senator Durenberger to its board of directors. The full text of the press release is set forth in Exhibit 99.1 attached hereto and is incorporated in this Report as if fully set forth herein.
Item 9.01 Financial Statements and Exhibits.
      (a) Financial statements: None.
      (b) Pro forma financial information: None.
      (c) Shell Company Transactions. None.
      (d) Exhibits:
           Exhibit 99.1 Press release dated August 13, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 13, 2007

HEALTH FITNESS CORPORATION
By /s/ Wesley W. Winnekins
Wesley W. Winnekins
Chief Financial Officer

EXHIBIT INDEX
Health Fitness Corporation
Form 8-K Current Report

Exhibit Number	Description
99.1	Press release dated August 13, 2007.

Exhibit 99.1
FOR IMMEDIATE RELEASE
CONTACT: Karla Hurter, 703-319-0957 Health2 Resources
khurter@health2resources.com
Sen. Dave Durenberger joins Health Fitness
Corporation’s Board of Directors
MINNEAPOLIS, MN Aug. 13, 2007— Health Fitness Corporation (“HFC”) (OTC BB: HFIT) today announced that former U.S. Senator Dave Durenberger, a nationally-recognized health policy thought leader, has been elected to its board of directors.
Active in Minnesota public life for more than 40 years, Durenberger’s experience in the U.S. Senate included 17 years on the influential Senate Finance Committee. He was the ranking member of the Health Subcommittee for a decade, serving six years as chairman.
Durenberger served three terms in the Senate, sponsoring numerous bills that focused on public health and safety. Among them were bills to ensure safe drinking water and clean air, the Americans with Disabilities Act, Continuity of Employment Health Insurance (COBRA), Maternal and Child Health amendments, measures to support Medicare, Medicaid and rural health policy, and acts to streamline and enhance health insurance coverage.
“Health Fitness Corporation warmly welcomes Dave Durenberger’s substantial health policy expertise to our board,” said Mark W. Sheffert, chairman of HFC’s board. “Sen. Durenberger is highly recognized and respected nationwide for his extensive knowledge of both business and health care. His insight and guidance will certainly be additive to the direction and governance of the organization.”
Durenberger has made health policy a focus since his retirement from the Senate in 1995. He is founder and chair of the National Institute of Health Policy, a not-for-profit forum for health care leaders throughout the Upper Midwest to collaborate on complex health care issues and to foster health care transformation. He is also senior health policy fellow at the University of St. Thomas College of Business in Minneapolis. In that role he serves on the faculty of the College of Business, teaching in medical group management programs, physician leadership and other graduate and executive education programs. Durenberger also teaches health policy at the University’s College of Law, contributes regularly to College of Business publications, and consults on curriculum design efforts for health policy courses. His bi-weekly “Commentary” on health policy and politics is a much-read predictor of health policy for more than 10,000 national leaders. Durenberger is president of Policy Insight, LLC, a business consulting firm for health policy interests both in the United States and globally.
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Durenberger continues to influence the future of health policy through his commission and board positions. He serves as commissioner, Medicare Payment Advisory Commission; commissioner, National Commission for Quality Long-term Care; special advisor to the Steering Committee, American Medical Group Association; advisory member, Council of Accountable Physician Practices; commissioner, Kaiser Commission on the Future of Medicaid and the Uninsured; commissioner, Americans for Generational Equity; board member, Center for the Study of Politics and Governance; co-chair, Minnesotan’s Military Appreciation Fund; member, MBA Public Policy Advisory Board, University of St. Thomas; board member, VocalEssence and ServeMinnesota; board member, National Committee on Quality Assurance; and board member, The Mercanti Group.
He was also appointed by Gov. Tim Pawlenty to chair the Minnesota Citizen’s Forum on Healthcare Costs, to explore health care cost drivers, citizen values, and to recommend health care reform in Minnesota, with input from more than 1,000 Minnesota citizens.
He is the recipient of numerous awards for leadership, among them the Leadership, Vision and Commitment Award from the Minnesota Governor’s Council on Developmental Disabilities; the Minnesota Medical Association’s Sova Award; the Lifetime Achievement Award in Health Care Quality Improvement, James Q. Cannon Memorial Endowment; George Mason University School of Public Policy Founders Award; and Lifetime Leadership Award, Voices for National Service. He is also an Honorary Fellow of the American Institute for Medical and Biological Engineering.
About Health Fitness Corporation
Health Fitness Corporation (HFC) is a leading provider of employee health improvement services to Fortune 500 companies, the health care industry and individual consumers. Serving clients for more than 30 years, HFC partners with employers to effectively manage their health care and productivity costs by improving individual health and well-being. HFC serves more than 300 clients globally via on-site management and remotely via Web and telephonic services. HFC provides a complete portfolio of health and fitness management solutions including a proprietary health risk assessment platform, screenings, EMPOWERED™ Health Coaching and delivery of health improvement programs. HFC employs more than 3,000 health and fitness professionals in national and international locations who are committed to the company’s mission of “improving the health and well-being of the people we serve.” For more information on HFC, visit www.hfit.com.